Mail Stop 3561

February 12, 2008

David F. Stever, President
A.G. Volney Center, Inc.
124 Lincoln Avenue South
Liverpool, NY 13088

      Re: A.G. Volney Center, Inc.
               Amendment 2 to Registration Statement on Form 10-SB
               Filed January 15, 2008
               File No. 0-52269

Dear Mr. Stever:

      We have completed our review of your Form 10-SB and have no further comments at this time.

      Sincerely,

      H. Christopher Owings
      Assistant Director

cc: Carl E. Worboys, Esq.